

VIA FACSIMILE AND U.S. MAIL

April 24, 2006

Mr. Peter S. Hellman
Chief Financial and Administrative Officer
Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145

> **RE:** **Form 10-K for Fiscal Year Ended October 30, 2005**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2006**
> **File No. 0-7977**

Dear Mr. Hellman:

We have reviewed your letter dated April 12, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED OCTOBER 30, 2005

Financial Statements

Note 3 – Retirement, pension and other postretirement plans, page 30

1. We have read your response to comment two from our letter dated March 29, 2006. It appears that your benefits obligations related to foreign plans are significant relative to your total benefit obligations for all plans. It also appears that your foreign plans use significantly different assumptions from those assumptions used by your domestic plans. Please provide separate disclosures for your foreign and domestic plans in accordance with paragraphs 7 and B23 of SFAS 132(R). Please show us what your revised disclosure will look like.

* * * *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief